October 17, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attn: Ruairi Regan

Re:

Sunpeaks Ventures, Inc.

Current Report on Form 8-K Filed February 17, 2012

Response dated May 8, 2012

File No. 000-54523

Dear Mr. Regan:

On behalf of Sunpeaks Ventures, Inc. (the “Company’), we herein provide the following responses to the Commission Staff comment letter dated August 21, 2012, regarding the above-listed Current Report on Form 8-K for the Company.  We have summarized the Staff’s comments in bold and italics followed by the Company’s response.  In order to address these comments the Company will be filing an amendment No. 1 to its Current Report (the “Amended Filing”).

1.

We reissue comment five of our letter dated March 13, 2012.  Please disclose the percentage of revenue generated by each class of your products or services, including specialty drugs, for your most recent fiscal periods.

The Company has added back in the revenue generated by each class of the Company’s products or services.

2.

We partially reissue comment eight of our letter dated March 13, 2012.  Please describe in greater detail your current established vendor relationships.  In particular, we note that you do not have written agreements with vendors. Discuss your business relationship in the absence of written agreements.

The Company purchases its hard-to-find drugs from a wide variety of vendors based on the particular hard-to-find drug that is being sought.  No one vendor or hard-to-find drug represents a material amount of the Company’s business.  Approximately 70% of the Company’s purchase orders are for under $1,000 each, so the business is a volume business, not reliant on one or even a few vendors or drugs.  When the Company needs a hard-to-find drug it issues a purchase order that contains the drug name and quantity sought for the particular hard-to-find drug it is seeking.  The Company typically hears back from vendors within one day and the Company receives the drugs from the vendor that same day or the next day with payment terms typically anywhere from net 5 days to net 20 days, and averaging about net 15 days.  The Company then sells the drug to the purchaser (typically a hospital, but could be other type of medical clinic) on payment terms that are normally net 30 days.  There are no other terms to the transactions the Company has with vendors other than the name, amount and purchase price for the drugs.

The Company added this disclosure to the Amended Filing.

Ruiari Regan

U.S. Securities and Exchange Commission

October 17, 2012

3.

The Management’s Discussion and Analysis section is one of the most critical aspects of your disclosure.  As such, we request that you revise this section to provide an executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable.  To assist you in this regard, please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm.  This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

The Company has provided additional disclosure in the MD&A section of the Amended Filing.

4.

Please explain the basis for the statement on page 20 that you plan to satisfy your short term cash needs through cash flow from operations.  In the same paragraph you clearly state that you are not generating positive cash flows from operations.  Please advise or revise.  In addition, please update to state the cash balance as of a more recent practicable date.  Lastly, given the limited cash of the company and the current burn rate of $150,000 please discuss in greater detail your sources of liquidity.

The Company has modified this disclosure in the Amended Filing to clarify that it plans to satisfy its short term cash needs through sales of its securities and debt instruments, realizing the short term cash needs described are needs after funds from operations have already been utilized.  The Company has also provided cash on hand as of September 30, 2012 and included disclosure about closing its recent financing transaction in the Amended Filing.

5.

Please add back to the beneficial ownership table the total percentage of all classes that vote together for Mr. Barch and the officers and directors as a group.  In addition, when discussing Mr. Barch’s control, please disclose the total percentage of ownership of all classes that vote together.

The Company has added the requested disclosure to the Amended Filing.

6.

Please disclose the material terms of the agreement between HDS and Mr. Barch and file the agreement as an exhibit.  In addition, please discuss the compensation paid to Mr. Barch in 2011.  We note that the $7,000 every two weeks would result in more compensation than the amount reflected in the table.

The Company has added the following disclosure to the Amended Filing:

“During 2011, Mackie Barch, our sole officer and director, was paid by HDS, our wholly-owned subsidiary, for the services he provided to HDS.  HDS has no formal agreement with Mr. Barch and during 2011 it paid Mr. Barch what it could afford at various times up through October 1, 2011, including $4,000 in June 2011, $5,000 in July 2011, $7,000 in August 2011,and $6,000 in September 2011, for a total of $22,000 through October 1, 2011.  Starting on October 1, 2011, HDS paid Mr. Barch $9,000 per month for each of October 2011, November 2011 and December 2011, totaling $27,000 for October – December 2011.  The $22,000 HDS paid Mr. Barch from June 2011 to October 1, 2011, plus the $27,000 paid in October through December 2011, totaled the $49,000 Mr. Barch was paid in 2011. Beginning on January 1, 2012, HDS began paying Mr. Barch $7,000 every two weeks, but there was no agreement to cover this payment.

On October 9, 2012, we entered into an employment agreement with Mackie Barch, our sole officer and director.  Pursuant to the agreement with Mr. Barch (the “Agreement”), Mr. Barch will continue to serve as our Chief Executive Officer and Chairman of the Board.  The Agreement has a three (3) year term and will automatically renew for one (1) year periods unless we or Mr. Barch provide notice to the other at least ninety (90) days prior to the expiration of any term of the intention not to renew.  Mr. Barch will be compensated in the amount of $170,000 per year for the duration of the Agreement.  In the event Mr. Barch is terminated without cause or resigns for good reason, Mr. Barch shall be entitled to receive payment of one (1) year of his salary to be made in accordance with our normal payroll cycle.”

Ruiari Regan

U.S. Securities and Exchange Commission

October 17, 2012

7.

Please explain the statement regarding the imputed interest on the loan from Mr. Barch when you state the loans have no interest.  In addition, please provide the disclosure required by Item 404(a)(5) of Regulation S-K for each debt transaction.  Lastly, the financial statements reflect related party loans of $376,745 as of December 31, 2011. The disclosure in this section does not appear to cover this entire amount.  Please reconcile.

The Company has changed this disclosure to the following in the Amended Filing:

“At December 31, 2011 and December 31, 2010, the Company owed HealthRite $100,647 and $50,621, respectively.  These amounts are interest free.

During the years ended December 31, 2011 and 2010, HDS, an entity controlled by Mackie Barch, the Company’s sole officer and director, loaned the Company $200,100 and $0, respectively, which were used to fund the operations of the Company.  The $200,100 are proceeds HDS received from a loan from Eagle Bank.  HDS charged the Company the interest Eagle Bank charged HDS for the loan, which was $5,446 for 2011, based on a variable interest rate that will not be less than 5.5% per annum or more than the maximum rate allowed by law.  HDS did not charge any additional interest on the loan other than what was charged to HDS by Eagle Bank.  There is no agreement between HDS and the Company to evidence this loan.  As a result the Company imputed interest expense of $5,866 and $0 on this loan during the years ended December 31, 2011 and 2010, respectively.

During December 31, 2011, Justin Barch, the brother of Mackie Barch, the Company’s sole officer and director, loaned the Company $75,000, which was used to fund the operations of the Company.  The $75,000 are proceeds Justin Barch received from a loan from Eagle Bank.  Justin Barch charged the Company the interest Eagle Bank charged Justin Barch for the loan, which was $420 for 2011, based on an interest rate of 6.5% per annum.  Justin Barch did not charge any additional interest on the loan other than what was charged to Justin Barch by Eagle Bank.  There is no agreement between Justin Barch and the Company to evidence this loan.  As a result the Company imputed interest expense of $420 on this loan during the year ended December 31, 2011.

Additionally, ICAPP, LLC, an entity controlled by Mackie Barch and that was originally set up to be a holding company, loaned HDS $998, interest free.  This amount remains outstanding and is due on demand.

For 2011, the $100,647 owed to Healthrite for past drug purchases, the $200,100 owed on the loan from HDS, the $75,000 owed on the loan from Justin Barch, and the $998 owed to ICAPP, LLC, totals the $376,745 noted on the Company’s balance sheet as due to related party.”

8.

Please reconcile the amount purchased from HDS with the amount reflected in the financial statements.

The Company has included clarifying information in the Amended Filing.

Specifically, the Company has included the following explanation:

“During 2010 and for the first half of 2011, we resold the drugs purchased from Healthrite at the same price we purchased them, basically acting as the selling arm of Healthrite.  This was done since we had distributor licenses to sell products in certain states where Healthrite only held a pharmacy license and it enabled us to get additional name recognition in the industry.  Starting in mid-2011 we began marking up the product we purchased from Healthrite by 25% when we sold the product to third-party purchasers. Due to Healthrite being a related party and us merely acting as a “go between” during 2010 and the first half of 2011, we did not recognize the revenue from the sales of those products, which is the reason our net revenue amount is different then our gross sales amount on our financial statements for those time periods.  However, once we began marking up the product by 25% in mid-2011 we recognized the 25% markup as net revenue from related party on our financial statements.  Recently, Healthrite notified us that due to the cost and effort to maintain a pharmaceutical license it has surrendered its pharmaceutical license and will no longer be selling pharmaceuticals, effective April 10, 2012.  We do not expect this action to have a material impact on our business since we now have our own direct relationship with suppliers and resellers of hard-to-find drugs, but it will allow us to recognize all the revenue from our product sales rather than having a disparity between our gross sales and the net revenue we recognize since we will no longer be sourcing the drugs from a related party.”

Ruiari Regan

U.S. Securities and Exchange Commission

October 17, 2012

9.

Please disclose the exemption relied upon for the March 1, 2012 transaction and the facts supporting your reliance upon the exemption.  Provide the facts supporting your reliance upon Section 4(2) for the February 16, 2012 transaction.

The exemption relied upon for the convertible note entered into on March 1, 2012, was Section 4(2) of the Securities Act.  The Amended Filing has been revised to include this disclosure.

The convertible note entered into on March 1, 2012 is with Lysander Overseas, Inc.  Lysander Overseas, Inc. is a sophisticated investor, familiar with the operations of Sunpeaks/HDS and agreed it did not purchase the note with an intent to distribute the securities.  The factors were confirmed by the investor in the note agreement.

The Share Exchange Agreement entered into on February 16, 2012, was entered into with Mackie Barch, who is now the Company’s sole officer and director.  Mr. Barch is a sophisticated investor, was familiar with Sunpeaks as it existed prior to the transaction (notably Sunpeaks was a reporting company under the Securities Exchange Act of 1934, as amended, and current in its filings, so material information regarding Sunpeaks was publicly-available) and with HDS (the material operations of Sunpeaks after the Share Exchange Agreement), and Mr. Barch represented that he understood the shares he was purchasing were not registered and were not being purchased with the intent to distribute the shares.

Section 4(2) of the Securities Act exempts from registration "transactions by an issuer not involving any public offering." To qualify for this exemption, the purchasers of the securities must:

•

have enough knowledge and experience in finance and business matters to evaluate the risks and merits of the investment (the "sophisticated investor"), or be able to bear the investment's economic risk;

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have access to the type of information normally provided in a prospectus; and

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agree not to resell or distribute the securities to the public.

Based on the information noted above regarding the February 16, 2012 and the March 1, 2012 transactions, and the requirements of Section 4(2), the Company relied on Section 4(2) for these transactions as noted in the Amended Filing.

10.

We reissue prior comment 15.   It remains unclear why you cannot file the agreement with Walgreens relating to sales in the State of Florida.  If there is a written agreement please file that agreement even if it is not a single written contract.  If there is no written agreement please file a written description of the contract.  Refer to Compliance & Disclosure Interpretations, Regulation S-K, 146.04 for guidance.

On August 3, 2012, the Company filed an amended Current Report on Form 8-K/A amending the original Form 8-K filed on March 22, 2012 regarding this Walgreens arrangement.  The following disclosure was contained in that Form 8-K/A:

“On March 19, 2012, Sunpeaks Ventures, Inc., (“we” or the “Company”), through its subsidiary Healthcare Distribution Specialist, LLC (“HDS”), entered into an agreement with Walgreens Company (“Walgreens”) whereby we will be able to sell our Clotamin multi-vitamin products in various Walgreens stores (the “Walgreens Agreement”) in the state of Florida. Specifically, we will be selling our Clotamin multi-vitamin products in approximately fifty (50) Walgreens stores in the Miami area, and thirty-four (34) stores in the Sarasota area. Pursuant to the Walgreens Agreement, we will only receive the proceeds from a sale from our Clotamin multi-vitamin products.

In addition to the Walgreens Agreement, we also entered into a non-disclosure agreement with Walgreens which prohibits us from disclosing any proprietary information or data owned by Walgreens.

The Walgreens Agreement was never reduced to a single written contract.”

Ruiari Regan

U.S. Securities and Exchange Commission

October 17, 2012

As additional information regarding the Walgreens arrangement in Florida, Sunpeaks/HDS applied online to be an “approved vendor” for Walgreens.  The application consisted of a series of questions the Company had to answer regarding its background.  As a result, the Company was approved as a “basic vendor” and was given a test program whereby it paid Walgreens a $25,000 stocking fee and the Company was able to put one case of Clotamin in approximately 85 stores in the state of Florida.  One case consists of 12 bottles of Clotamin.  As a result, Walgreens sends the Company monthly reports regarding sales of Clotamin.  A bottle of Clotamin retails for $24.99 in Walgreens and the Company has a profit margin of about 75% per bottle but the Company’s total revenue in 2011 under the arrangement was under $10,000 (less than 3% of the Company’s total revenue) and although we expect revenues to increase under the arrangement, we believe the revenue will remain under 3%.  Other than the online application the Company filled out to become an approved vendor it does not have a formal agreement with Walgreens in Florida.

As a result of the nature of the relationship the Company believes the disclosure in the above-mentioned Form 8-K/A adequately describes the relationship between the Company and Walgreens as it currently exists.

11.

We reissue prior comment 16.  Please file the exhibits in proper electronic format, as previously requested.

The Company filed the requested exhibits in the proper format in the following filings:  (i) the Form 8-K/A filed with the Commission on July 27, 2012, (ii) the Form 8-K/A filed with the Commission on August 3, 2012, and (iii) the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2012, filed with the Commission on August 14, 2012.

Item 9.01 Financial Statements and Exhibits, page 32

12.

Please revise this section to eliminate the reference to “Shell Company Transactions” in Exhibit 99.1 as the financial statements included in Exhibit 99.1 are related to Healthcare Distribution Specialists, Inc.

The Company has eliminated this reference in the Amended Filing.

Exhibit 99.1

Notes to the Consolidated Financial Statements

Note 3 – Summary of Significant Accounting Policies

Revenue Recognition, page 8

13.

We note you have recognized $590,000 of related party revenue, of which $245,000 is related to Healthrite.  Please disclose the nature of the related party arrangement(s) for the balance of your related party sales and disclose how you account for these arrangements.

When the Company first drafted its financial statements it had its total net revenue on the income statement as one line item.  Through this comment process the Company broke out its net revenue on the income statement to specify net revenue from related parties versus net revenue from unrelated third parties.  Somehow during this process our net revenue breakout numbers on the income statement were accidentally input incorrectly.  The figures appearing in the notes to the financial statements are correct.  The Company has fixed this error on the income statement being filed with the Amended Filing.

Ruiari Regan

U.S. Securities and Exchange Commission

October 17, 2012

Form 10-Q for Fiscal Quarter Ended March 31, 2012, filed June 11, 2012

14.

Please provide a more detailed discussion of the factual basis alleged to underlie the proceeding.

The Company will file an amended Quarterly Report on Form 10-Q for the period ended June 30, 2012, with the following disclosure:

“On May 1, 2012, we filed a complaint against Deal Flow Media, Inc., et al. in the Circuit Court for Montgomery County, Maryland. In the complaint, we allege a series of false, defamatory and malicious statements being published by the Defendants as part of a conspiracy in an attempt to cause harm to the Company.  The basis of our claims relate to what we believe was a deliberate campaign by Deal Flow to cause serious injury to our reputation and business interests, including, spreading false and defamatory information to our actual and prospective business partners, and announcing international business deals with companies that did not exist.  Deal Flow disseminated this false and defamatory information about the company in emails, articles, and telephone calls that we believe were received and understood by some of our business partners and others to mean that we were engaged in illegal activity and were not a legitimate company.  Our complaint seeks $2,000,000.00 in damages in addition to statutory damages, punitive damages, attorneys’ fees and costs, and such other relief as the court deems proper.”

The Company is amending the disclosure in the Form 10-Q for June 30, 2012 since that is the relevant period when the complaint was filed.  The Company will include this factual basis discussion in future filings as well when describing the lawsuit.

Consolidated Financial Statements

Consolidated Balance Sheet, page 5

15.

We note the equity accounts for the fiscal year ended December 31, 2011 are inconsistent with the equity accounts for the same period presented in your pro forma financial statements included in Exhibit 99.2.  Given the financial statements presented in this Form 10-Q are on a post-merger basis the equity accounts should reflect the retroactive recapitalization as presented in your pro forma financial statements.  Please revise.

The Company believes the equity accounts in both the pro forma financial statements provided in Exhibit 99.2 and the Quarterly Report on Form 10-Q for the period ended March 31, 2012 are correct.  The pro forma shows the effect at December 31, 2011 had the reverse merger taken place in that period. The reason common stock is $50,000 greater and additional paid-in capital is $50,000 less is because 50,000,000 shares were cancelled during the quarter ended March 31, 2012.  This reduced common stock by $50,000 and increased additional paid-in capital by $50,000.  This is separate from the effect of the reverse merger and is reflected as its’ own line item in the Quarterly Report for the period ended March 31, 2012.

Ruiari Regan

U.S. Securities and Exchange Commission

October 17, 2012

Form 10-Q for the six months ended June 30, 2012

Management’s Discussion  and Analysis of Financial Condition and Results of Operation, page 18

Going Concern, page 18

16.

You disclose here that the auditor indicated in a footnote to the financial statements its uncertainty as to your ability to continue as a going concern. We note this disclosure was also provided in the March 31, 2012 Form 10-Q. Please note that the financial statements and related footnotes are the responsibility of management and are not the appropriate place for the auditors to express their views.  Management should address its views concerning liquidity and operating difficulties and plans in place to eliminate these difficulties.  Accordingly, please confirm to us that in future filings, the financial statement footnotes will not include any views of the auditor and the Going Concern section will not refer to views of the auditor presented in the financial statement footnotes.

The Company confirms that in future filings the financial statement footnotes will not include any view of the auditor and the Going Concern section will not refer to views of the auditor presented in the financial statement footnotes.

Company Statements

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The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The letter attached hereto indicates the Company’s agreement and affirmation of the above “Company Statements.”

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ Craig V. Butler, Esq.

Craig V. Butler, Esq.

October 17, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attn: Ruairi Regan

Re:

Sunpeaks Ventures, Inc.

Current Report on Form 8-K

Filed February 17, 2012

File No. 000-54523

Dear Mr. Regan:

Sunpeaks Ventures, Inc. (the “Company”) hereby affirms and agrees with the following statements related to the comment response for the above-mentioned filing to be filed with the Commission on or about October 17, 2012:

Company’s Statements

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/  Mackie Barch

Mackie Barch

Chief Executive Officer